December 22, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:                            BioXcel Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted November 13, 2017

CIK No. 0001720893

Dear Ms. Hayes:

This letter sets forth the responses of BioXcel Therapeutics, Inc., a  Delaware corporation (the “Company,”  “we” or “BTI”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 11, 2017 (“Comment Letter”) concerning the Company’s registration statement on Form S-1.  In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Registration Statement”) to the Commission.  For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Draft Registration Statement on Form S-1

Prospectus Summary, page 2

1.                                      We note your reference in this section and elsewhere in the prospectus to a “strong safety profile,” a “tolerable safety profile” and an “acceptable safety profile.”  Please remove statements suggesting that your product candidates are safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company believes references to “strong safety profile” for BXCL501 is accurate given such product candidate is a sublingual thin film formulation of dexmedetomidine (“Dex”).  Dex has an established safety profile given it has been approved by the FDA under the trade name Precedex.    In addition, the Company advises the Staff that BXCL701 was originally developed by another company as Talabostat (“PT-100”) and has been tested in a number of clinical trials.  While PT-100 was put on clinical hold prior to its acquisition by the Company, based on publicly available information, PT-100 was not put on clinical hold as a result of concerns of its safety profile.  The Company believes this information provides a reasonable basis to allow it to state that the such product candidate has provided evidence of a tolerable safety profile and has updated pages 4, 85, 107 and 108 of the Registration Statement in accordance with the Staff’s comment.

2.                                      We note your disclosure on page 96 regarding a potential pre-IND meeting with the FDA expected in 2018 for BXCL501.  Please clarify in the Summary whether you have any active INDs related to BXCL501, BXCL701, BXCL502 and BXCL702, and disclose the status of any such IND.  Please also disclose in the Business section the date of filing for each IND, the sponsor, and the subject matter. Please include similar disclosure with respect to the EMA or any other drug regulatory authorities.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 3 and 86 of the Registration Statement in accordance with the Staff’s comment.

3.                                      We note your disclosure in the first paragraph of the Overview section and the first paragraph on page 82 that you intend to commence Phase 2 proof of concept open label clinical trials in 2018 for both product candidates.  Please make it clear, if correct, that you intend to initiate two Phase 1b trial dose studies for BXCL501 before doing so.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 2 and 84 of the Registration Statement in accordance with the Staff’s comment.

4.                                      Please describe here and in the Business section what makes the artificial intelligence you are utilizing “novel.”

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 5 and 89 of the Registration Statement in accordance with the Staff’s comment.

Implications of Being an Emerging Growth Company, page 8

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it is supplementally providing the Staff with a copy of the investor presentation that was distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Risk Factors

Our product candidates my cause undesirable side effects, page 22

6.                                      We note your disclosure that the FDA placed Point Therapeutics, Inc.’s IND for BXCL701 on a clinical hold following an increase in observed mortality in patients with non-small cell lung cancer receiving BXCL701 in a Phase 3 trial. Please revise the Business section to disclose when BXCL701 was placed on a clinical hold by the FDA and when the clinical hold was lifted.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 110 of the Registration Statement in accordance with the Staff’s comment.

Use of Proceeds, page 61

7.                                      We note your disclosure of the intended uses of proceeds in this section. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 61 of the Registration Statement in accordance with the Staff’s comment.

Critical Accounting Policies

Stock-Based Compensation, page 78

8.                                      Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your comment stock leading up to the initial public offer and the estimated offering price.   This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response

The Company acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the initial public offering and the estimated offering price once the Company has an estimated offering price range.

Business, page 82

9.                                      We note your disclosure on page 22 that patients treated with your product candidates have experienced drug-related side effects including hypotension, transient hypertension, bradycardia, dry mouth, acute respiratory distress syndrome, respiratory failure and agitation related to BXCL501, and edema/peripheral swelling, hypotension, dizziness, hypovolemia fatigue, nausea, vomiting, pyrexia rigors and rash related to BXCL701. Please specify in this section in which studies or trials patients experienced these side effects and how many patients experienced them.  Please also clarify whether any of these events were considered serious adverse events.

Response

The Company acknowledges the Staff’s comment and advises the Staff as indicated on page 93 of the Registration Statement, Dex is an approved drug that been the subject of approximately 130 clinical trials as an anesthetic agent.  As a result, it is not possible for the Company to explicitly identify in which studies or trials patients experienced side effects and how many patients experienced them.  In addition there are a number of clinical studies involving PT-100.  The Company believes that including information that has been made available in the package insert for Dex and the investigator brochure for PT-100 will give investors sufficient information on the side effects of each respective product candidate.  As such, the Company has updated pages 22 and 93 of the Registration Statement in accordance with the Staff’s comment.

Overview, page 82

10.                               Please provide the basis for your disclosure that one in three patients on Zytiga and Xtandi is expected to develop tNEPC and be eligible for treatment with BXCL701 and your estimate that approximately 20,000 patients with pancreatic cancer will be eligible for treatment with BXCL701 annually.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 85 of the Registration Statement in accordance with the Staff’s comment.

11.                               Please explain what you mean regarding your belief that BXCL701 represents a “disruptive platform.”

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has removed all references to “disruptive platform” in the Registration Statement.

12.                               Please tell us how the combined global sales for Zytiga and Xtandi of $4.5 billion in 2016 is relevant to BXCL701. From the disclosure it is currently unclear whether BXCL701, once approved, would compete with Zytiga or Xtandi as an alternative treatment for the tNEPC indication. It is also unclear whether the combined sales figure includes sales made for additional indications.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 85 of the Registration Statement in accordance with the Staff’s comment.

Our Strategy, page 84

13.                               Please provide the basis for your statement that Dex has been shown to significantly reduce agitation in elderly patients experiencing anesthetic-induced delirium who did not respond to treatment with haloperidol, a potent antipsychotic that is used to treat symptoms for schizophrenia.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 94 of the Registration Statement in accordance with the Staff’s comment.

BXCL501, Potential First-in-Class Sublingual Thin Film, a2aAdrenergic Receptor Agonist, for Acute Treatment of Agitation, page 88

14.                               Where you disclose the “total healthcare burden” for agitation across all neuroscience disorders, please revise to disclose the portion of the $100 billion figure that is attributable to Alzheimer’s, Schizophrenia and Bipolar Disease.  Please also clarify what you mean by the term “total healthcare burden.”

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 90 of the Registration Statement in accordance with the Staff’s comment.

Summary of Existing Dex Clinical Data, page 90

15.                               Please disclose the dates (or a range of dates) and sponsors for the third party clinical studies summarized in this section. Please also disclose all severe or serious adverse effects that occurred in these studies and how many patients experienced such events.

Response

The Company acknowledges the Staff’s comment and advises the Staff as indicated on page 93 of the Registration Statement, Dex is an approved drug that been the subject of approximately 130 clinical trials as an anesthetic agent.  As a result, it is not possible for the Company to explicitly identify in which studies or trials patients experienced side effects and how many patients experienced them.  The Company believes that including information that has been made available in the package insert for Dex and referencing certain articles that publish such information will give investors sufficient information on the clinical studies of and their side effects.  As such, the Company has updated pages 93 and 94 of the Registration Statement in accordance with the Staff’s comment.

Preclinical Studies Performed by BTI with Dex, page 92

16.                               Please disclose the sponsor, date and duration for each of the preclinical studies discussed in this section.  Please also revise the legend below the table on page 93 to better differentiate the colors identifying the various doses.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 94 and 95 of the Registration Statement in accordance with the Staff’s comment.

Other Neuropsychiatric/Neurodegenerative Indications, page 96

17.                               We note your disclosure that there are a number of studies which suggest that Dex can either prevent or mitigate agitation resulting from delirium and that IV administration of Dex has shown potential for treating alcohol withdrawal syndrome in clinical trials. Please identify such studies and trials.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 94 and 95 of the Registration Statement in accordance with the Staff’s comment.

BXCL701, Potential First-in-Class DPP 8/9 and FAP Inhibitor for the Treatment of tNEPC and Pancreatic Cancer, page 97

18.                               Please explain what CRPC stands for in the table on page 98.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 99 and 100 of the Registration Statement in accordance with the Staff’s comment.

Our Solution: BXCL701, Potential First-in-Class, Oral, Small Molecule Inhibitor of DPP 8/9 and FAP, page 101

19.                               We note your disclosure that you conducted a preclinical study of BXCL701 as a single agent and in combination with Keytruda to test your hypothesis that combining BXCL701 with checkpoint inhibitors would result in synergistic anti-tumor activity. Please disclose the sponsor, date and duration for this study, any serious adverse events reported and the number of patients who reported such events.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 107 of the Registration Statement in accordance with the Staff’s comment. The Company advises the Staff that there are no serious adverse events reported or any patients since this is a preclinical animal study.

20.                               We note your disclosure on page 103 that several aspects of BXCL701’s mechanism of action have been clinically validated in cancer patients in addition to healthy volunteers. Please provide the basis for this statement.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 108 and 109 of the Registration Statement in accordance with the Staff’s comment.

Summary of Existing BXCL701 Clinical Data (Previously Studied as Talabostat), page 105

21.                               Please revise this section to clearly disclose specific details and parameters of each of the referenced trials, including the date(s) and duration of the studies, any established endpoints, metrics used, specific measurements and observations including those relating to tumor formation, migration, metastasis and vascularization, and statistical significance.  Please disclose how many patients experienced the adverse events disclosed in this section.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 107 of the Registration Statement in accordance with the Staff’s comment.

FAP Role in Pancreatic Cancer, page 108

22.                               We note your disclosure that several publications have shown that inhibiting or blocking the activity of FAP + CAFs results in decreased tumor growth. Please identify the publications that you reference in this section.  We also note your disclosure that preclinical studies have demonstrated that eliminating FAP+ cells combined with the administration of CTLA-4 or PD-L1 acts synergistically to decrease pancreatic cancer growth in animal models. Please identify these trials and disclose the sponsor, date and duration of each.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 114 of the Registration Statement in accordance with the Staff’s comment.

BXCL701 Clinical Program in Pancreatic Cancer, page 109

23.                               Please define what MOA stands for in the table.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 115 of the Registration Statement in accordance with the Staff’s comment.

Intellectual Property, page 114

24.                               Please disclose the patent expiration date for the each of your issued patents, the specific products, product groups and technologies to which such patents relate, whether the patents are owned or licensed from third parties, the type of patent (composition of matter, use or process), and the applicable jurisdictions for each patent.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company currently does not have any issued patents.

Midatech Data Purchase Agreement Related to BXCL701, page 115

25.                               Please explain what CMC stands for in this section.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated page 121 of the Registration Statement in accordance with the Staff’s comment.

Certain Relationships and Related Person Transactions

Amended and Restated Separation and Shared Services Agreement, page 145

26.                               Please revise this section to specify the fixed monthly fee, hourly rates for the services of Messrs. Mehta and Mahadevan and the hourly rates for any services related to intellectual property prosecution and management along with any services provided by BioXcel through its subsidiary in India that you have agreed to pay BioXcel pursuant this agreement.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated pages 150 and 151 of the Registration Statement in accordance with the Staff’s comment.

Notes to Financial Statements

Note 2. Basis of Presentation and Liquidity, page F-8

27.                               We note that your audited financial statements for the years ended December 31, 2016 and 2015, and unaudited interim financial statements for the six months ended June 30, 2017 and 2016 are presented on a carve-out basis and reflect the business activities, assets and liabilities of the BTI Business of BioXcel Corporation.  We also note your disclosure on page F-8 that the contribution of the BTI Business by BioXcel Corporation, which occurred on June 30, 2017, was deemed a transaction between entities under common control. Please explain how your presentation complies with ASC 805-50-45.

Response

The Company acknowledges the Staff’s comments and advises the Staff that it does not believe the contribution of the BTI business of BioXcel Corporation (“BioXcel”) is a transaction between entities under common control and therefor it does not need to comply with ASC 805-50-45. The Company included language in its original disclosure relating to transactions involving entities under common control in reference to the date specific transfer of control of the net assets from BioXcel to the Company. The reference to ASC 805 was in support of such net assets being transferred at historical cost.  The Company was incorporated in March 2017 and not in existence for all periods presented in the financial statements included in the Registration Statement.  Under ASC 805-50-45, if one of the entities was not in existence during the entire carve out period, the two entities do not fall under common control.  Accordingly, the Company has removed all such reference to ASC 805 to clarify that the two entities are not under common control and believes that the updated disclosure in the Registration Statement more clearly describes the details of the carve out activity between BioXcel and the Company. As such, the Company has updated pages 78, F-8 and F-9 of the Registration Statement in accordance with the Staff’s comment.

Exhibits

28.                               It does not appear that the full Amended and Restated Separation and Shared Services Agreement has been included in Exhibit 10.1. For instance, certain schedules and exhibits appear to have been omitted.  Please re-file this agreement in its entirety or advise.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has refiled Exhibit 10.1 to the Registration Statement in accordance with the Staff’s comment.

General

29.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response

The Company acknowledges the Staff’s comment and confirms that the graphics and pictorial representations included in the Registration Statement are the only graphics and pictorial representations the Company currently intends to use in its prospectus. If the Company decides to use any additional graphics or pictorial representations in its prospectus, it will provide any such graphics and pictorial representations to the Staff prior to their use for the Staff’s review.

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If you have any further comments and/or questions, please contact Stephen A. Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8166.

Very truly yours,

/s/ Vimal Mehta
Vimal Mehta
Chief Executive Officer

cc:                                Jeffrey J. Fessler, Sheppard, Mullin, Richter & Hampton LLP

Stephen A. Cohen, Sheppard, Mullin, Richter & Hampton LLP